Exhibit 99.3


                                         Pioneer Commercial Funding Corp.
                                         One Rockefeller Plaza, Suite 2412
                                             New York, New York 10020


                                                                _____, 2001


To Our Shareholders:


Pioneer Commercial Funding Corp. ("Pioneer") is distributing to the holders of its outstanding Common Stock, at no cost, Rights to purchase additional shares of Common Stock in a Rights Offering. Shareholders will receive one (1) Right for every seven (7) shares of Common Stock held by them as of the close of business on October 11, 2001. Each Right will entitle the holder thereof to a Subscription Privilege to purchase one (1) share of Common Stock at $2.00 per share.

Your bank or broker has received on your behalf a Subscription Certificate evidencing _______ Rights that you owned at the close of business on October 11, 2001. Your Rights may be exercised, transferred or sold by instructing your bank or broker as explained more fully in the accompanying Instructions. If you choose to exercise your Rights, your bank or broker must submit payment in full of the Subscription Price and appropriate documentation to the Subscription Agent no later than 5:00 p.m., New York City time, on November 2, 2001, unless such date is extended by Pioneer.

      The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.

      You are urged to act promptly. The Rights Offering and the Rights will expire at 5:00 p.m., New York City time by November 2, 2001, (unless such date is extended by Pioneer).

                                          Very truly yours,

                                          Pioneer Commercial Funding Corp.

                                          By:_______________________
                                            M. Albert Nissim, President